

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2021

Shlomo Pilo
Chief Executive Officer
Raphael Pharmaceutical Inc.
4 Lui Paster
Tel Aviv-Jaffa
Israel 6803605

> **Re: Raphael Pharmaceutical Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed September 2, 2021**
> **File No. 000-53002**

Dear Mr. Pilo:

We have reviewed your filing and have the following comment. Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Form 10-12G/A Filed September 2, 2021

Financial Statemetns, page F-1

1. We note your response to prior comment 2. As previously noted, the financial statements included in your filing should be those of the consolidated entity reflecting the continuation of the financial statements of the accounting acquirer (Raphael Pharmaceuticals, Ltd) with an adjustment to reflect the legal capital of the accounting acquiree (Easy Energy, Inc). As such, and similar to the retroactive presentation included in Raphael Pharmaceutical, Inc.'s financial statements for the six months ended June 30, 2021, you must revise the stockholders equity and earnings per share information included in Raphael Pharmaceutical, Ltd's financial statements as of and for the two years ended December 31, 2020. Refer to ASC 805-40-45 for guidance.   In addition, the audit report for these financial statements must be redated or dual-dated to a date subsequent to the consummation date of the reverse merger to give effect to the additional work performed with respect to restating the financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner at (202) 551-3744 or Jeanne Baker at (202) 551-3691 if you have questions regarding the comment on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Assaf Ariely, Esq.